Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

The following is the text of the website that is being maintained at http://www.envisionreports.com/GEexchange in connection with the offer by General Electric Company (“GE”) to exchange up to an aggregate of 705,270,833 shares of common stock of Synchrony Financial, which are owned by GE, for shares of common stock of GE, as described in further detail in the Prospectus.

http://www.envisionreports.com/GEexchange

Last Updated: November 4, 2015, 4:30 p.m., New York City time

Prospectus Daily Pricing GE Press Release Exchange Supplement Synchrony Investor Presentation Last Updated: 11/4/2015
Overview
GE is offering to exchange up to 705,270,833 shares of Synchrony common stock in the aggregate for outstanding shares of GE common stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of GE common stock.
Shares of GE common stock validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio, on the term and conditions of the exchange offer and subject to the limits described in the Prospectus, including the proration provisions. Shares not accepted for exchange will be returned to the tendering shareholder promptly following the expiration or termination of the exchange offer, as applicable.
Date: November 4, 2015 4:30pm ET
GE Daily VWAP: $29.5747
GE Closing Price: $29.54
Synchrony Daily VWAP: $32.3549
Synchrony Closing Price: $32.08
Indicative Exchange Ratio(1): 0.9929
Upper Limit: 1.1308
Upper Limit in Effect: No
Final Exchange Ratio: -
Table of Historical Indicative Calculated Per-Share Values
The table below shows the indicative exchange ratios, based on the per-share values of GE common stock and Synchrony common stock on each day, and calculated as though that day were the expiration date of the exchange offer. The indicative exchange ratio also reflects whether the upper limit would have been in effect had such day been the expiration date of the exchange offer.

Prior to the Averaging Period – the period in which the values of the GE common stock and Synchrony common stock are calculated for the purpose of this exchange offer (currently expected to be November 10, 11 and 12, 2015) – and commencing on the third trading day of the exchange offer, the website will provide indicative exchange ratios for each day that will be calculated based on the indicative per-share values of GE common stock and Synchrony common stock on that day, calculated as though that day were the expiration date of the exchange offer.

During the Averaging Period, the website will provide indicative exchange ratios calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of GE common stock and Synchrony common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of GE common stock and Synchrony common stock for the first and second day of the Averaging Period. The website will not provide an indicative exchange ratio on the third day of the Averaging Period.

During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m. New York City time. The final exchange ratio will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day (currently expected to be November 13, 2015) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2015).

Day	Date	GE Daily VWAP	Average GE Price	SYF Daily VWAP	Average SYF Price	Indicative Exchange Ratio Showing Number of Shares of SYF Common Stock to be Exchanged Per Share Tendered(1)	Exchange Ratio Limit in Effect	$ Amount of SYF stock per $100 of GE stock
1*	10/19/2015	$29.0491	N/A	$30.0793	N/A	N/A	N/A	N/A
2*	10/20/2015	$28.8132	N/A	$32.2483	N/A	N/A	N/A	N/A
3	10/21/2015	$28.9501	$28.9375	$32.4881	$31.6052	0.9845	No	$107.53
4	10/22/2015	$29.5373	$29.1002	$31.7824	$32.1729	0.9726	No	$107.53
5	10/23/2015	$29.5532	$29.3469	$31.7601	$32.0102	0.9858	No	$107.53
6	10/26/2015	$29.5303	$29.5403	$31.3269	$31.6231	1.0044	No	$107.52
7	10/27/2015	$29.4853	$29.5229	$31.5149	$31.5340	1.0067	No	$107.53
8	10/28/2015	$29.3742	$29.4633	$31.4979	$31.4466	1.0075	No	$107.53
9	10/29/2015	$29.2835	$29.3810	$30.9353	$31.3160	1.0088	No	$107.52
10	10/30/2015	$29.0556	$29.2378	$30.7633	$31.0655	1.0120	No	$107.53
11	11/2/2015	$29.2777	$29.2056	$31.1784	$30.9590	1.0144	No	$107.53
12	11/3/2015	$29.5790	$29.3041	$32.2355	$31.3924	1.0037	No	$107.52
13	11/4/2015	$29.5747	$29.4771	$32.3549	$31.9229	0.9929	No	$107.53
14	-	-	-	-	-	-	-	-
15	-	-	-	-	-	-	-	-
16	-	-	-	-	-	-	-	-
17	-	-	-	-	-	-	-	-
18	-	-	-	-	-	-	-	-
19	-	-	-	-	-	-	-	-

(1) Subject to proration. See the section in the prospectus entitled "The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots."

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Bloomberg Screen Images of GE and Synchrony VWAPs

The screen images below depict the daily VWAP (as described in the Prospectus – Questions and Answers About This Exchange Offer and the Transactions) on the New York Stock Exchange, as published by Bloomberg Finance L.P. on Bloomberg pages "GE UN<Equity>AQR" and "SYF UN<Equity>AQR."

Used with permission of Bloomberg Finance L.P.
Other Related Information
Prospectus Instruction Booklet to the Letter of Transmittal Letter of Transmittal
Notice of Withdrawal Notice of Guaranteed Delivery Letter to GE Savings Plan Participants
GE Press Release – Exchange Launch Synchrony Press Release – Exchange Launch Exchange Supplement
The information agent for the exchange offer is:

Additional Information and Where to Find It
This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).
Forward-Looking Statements
This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”
Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.
For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:
failure to consummate the exchange offer;
obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;
our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;
changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.